UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Endeavour International Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29259G200
(CUSIP Number)

May 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29259G200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthion Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,438,627

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,438,627

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,438,627

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	29259G200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthion Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,438,627

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,438,627

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,438,627

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	29259G200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthion Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,438,627

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,438,627

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,438,627

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	29259G200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Moradi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,438,627

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,438,627

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,438,627

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.44%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	29259G200

Item 1.	(a).	Name of Issuer:

Endeavour International Corporation

(b).	Address of issuer's principal executive offices:

Endeavour International Corporation 811 Main Street, Suite 2100 Houston, Texas 77002 United States of America

Item 2.	(a).	Names of persons filing:

Anthion Management, LLC* Anthion Capital GP, LLC** Anthion Master Fund, LP David Moradi***

(b).	Address or principal business office or, if none, residence:

Anthion Management, LLC
160 Mercer Street
2nd Floor
New York, NY 10012

Anthion Capital GP, LLC
c/o Anthion Management, LLC
160 Mercer Street
2nd Floor
New York, NY 10012

Anthion Master Fund, LP
c/o Morgan Stanley Fund Services (Cayman) Ltd.
Cricket Square
2nd Floor, Boundary Hall
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

David Moradi
c/o Anthion Management, LLC
160 Mercer Street
2nd Floor
New York, NY 10012

(c).	Citizenship:

Anthion Management, LLC – Delaware Anthion Capital GP, LLC – Delaware Anthion Master Fund, LP – Cayman Islands David Moradi – United States of America

________________
*	Anthion Management, LLC is the investment adviser to Anthion Master Fund, L.P. and is a reporting person with respect to the shares held by Anthion Master Fund, L.P.
**	Anthion Capital GP, LLC is the general partner of Anthion Master Fund, L.P. and is a reporting person with respect to the shares held by Anthion Master Fund, L.P.
***	David Moradi is the Managing Member of Anthion Management, LLC and is a reporting person with respect to the shares held by Anthion Master Fund, L.P.

(d).	Title of class of securities:

Common Stock, $0.001 par value

(e).	CUSIP No.:

29259G200

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Anthion Management, LLC – 2,438,627 Anthion Capital GP, LLC – 2,438,627 Anthion Master Fund, LP – 2,438,627 David Moradi – 2,438,627

(b)	Percent of class:

Anthion Management, LLC – 6.44% Anthion Capital GP, LLC – 6.44% Anthion Master Fund, LP – 6.44% David Moradi – 6.44%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

Anthion Management, LLC – 0 Anthion Capital GP, LLC – 0
Anthion Master Fund, LP – 0
David Moradi– 0

	(ii)	Shared power to vote or to direct the vote

Anthion Management, LLC – 2,438,627 Anthion Capital GP, LLC - 2,438,627
Anthion Master Fund, LP – 2,438,627 David Moradi – 2,438,627

	(iii)	Sole power to dispose or to direct the disposition of

Anthion Management, LLC – 0 Anthion Capital GP, LLC –0 Anthion Master Fund, LLC – 0
David Moradi – 0

	(iv)	Shared power to dispose or to direct the disposition of

Anthion Management, LLC – 2,438,627 Anthion Capital GP, LLC - 2,438,627
Anthion Master Fund, LP – 2,438,627 David Moradi – 2,438,627

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

NA

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NA

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

NA

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

NA

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2012
(Date)

ANTHION MANAGEMENT, LLC /s/ Brendan McHugh
By: Brendan McHugh, Chief Financial Officer

ANTHION CAPITAL GP, LLC /s/ Brendan McHugh
By: Brendan McHugh, Authorized Signatory

ANTHION MASTER FUND LP By: Anthion Capital GP, LLC, General Partner /s/ Brendan McHugh
By: Brendan McHugh, Authorized Signatory

DAVID MORADI /s/ David Moradi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated June 6, 2012 relating to the Common Stock, $0.001 par value, of  Endeavour International Corporation shall be filed on behalf of the undersigned.

ANTHION MANAGEMENT, LLC /s/ Brendan McHugh
By: Brendan McHugh, Chief Financial Officer

ANTHION CAPITAL GP, LLC
/s/ Brendan McHugh
By: Brendan McHugh, Authorized Signatory

ANTHION MASTER FUND LP
By: Anthion Capital GP, LLC, General Partner
/s/ Brendan McHugh
By: Brendan McHugh, Authorized Signatory

DAVID MORADI
/s/ David Moradi

SK 26295 0002 1296136